Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE AND HFCL ADDRESS STRATEGIC INDIAN MARKET

BY FORMING JOINT VENTURE

Partnership provides critical local presence for

DragonWave’s products as India transitions to 3G & 4G networks

Delhi, India, October 19, 2010 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, and Himachal Futuristic Communications Ltd. (HFCL), one of India’s leading telecommunication equipment manufacturers and turnkey service providers, today announced the formation of a Joint Venture to provide leading packet microwave solutions to the Indian market. DragonWave will own 50.1% of the equity in the Joint Venture and the balance of the equity will be owned by HFCL.

The Joint Venture, based in Delhi, will utilize HFCL’s local market knowledge and expertise to sell and market DragonWave products in India. HFCL will provide the Joint Venture with local manufacturing of DragonWave products from its state-of-the-art telecommunication equipment manufacturing facility at Solan, Himachal Pradesh.

With the recent completion of India’s 3G and BWA radio-access spectrum auctions, Service Providers are preparing to rollout 3G and 4G IP based networks in order to support the bandwidth and service requirements of the new HSPA, LTE and WiMAX base stations that will use this spectrum.

“We have had substantial success in the Indian telecom market, and partnering with DragonWave will help us build on that position at this pivotal moment of the introduction of 3G and 4G services in India,” said Mahendra Nahata, Managing Director of HFCL. “DragonWave offers a complete range of native-IP, globally proven products that are unmatched in their performance, scalability and reliability, and these are the qualities our customers will require as they build high-capacity infrastructure to roll out innovative, data-centric services.”

Founded in 1987, HFCL has developed expertise in manufacturing of high-performance optical and radio transmission systems, wire-line access systems and a wide range of subscriber terminals. Furthermore, HFCL has executed turnkey projects for a large number of Indian private and government operators and major GSM vendors, providing services such as marketing, planning, survey, supply, installation, and post-sales support. With more than 20 offices, HFCL’s corporate footprint is countrywide.

“We share a vision with HFCL that this is the moment to enter the strategically important Indian market.  HFCL has all of the attributes we are looking for in our partner - robust local presence, long-standing relationships across the country’s customer base, a strong contract manufacturing capability that will shorten the supply chain to Indian customers and proven sales, marketing and support organizations,” said Peter Allen, President and Chief Executive Officer of

DragonWave. “Our Horizon products are enabling adoption of 3G/4G services in a number of markets already, and this joint venture with HFCL will provide DragonWave an accelerated, entry to India and a promising opportunity for customer, market and revenue diversification.”

The Joint Venture structure will permit the consolidation of the financial results of the Joint Venture with DragonWave’s financial results. The necessary steps required to establish the Joint Venture are expected to be completed in the next few months.

DragonWave Horizon products operate in the licensed frequencies between 6 and 38 GHz. An uncompromised product design delivers pure “packet” microwave performance with support for both TDM and IP traffic and with software-scalable, ultra-low latency transport of up to 4 Gbps per link. Extremely easy to deploy and manage, DragonWave products deliver carrier-grade (99.999%) interference-free performance in next-generation IP networks.

About HFCL

HFCL, established in the year 1987, is a leading manufacturer of Telecom equipment in India, having manufactured wide range of equipment related to microwave radios; optical transmission systems, wireless and wireline access systems and a range of subscriber terminals.  The company provides turnkey solutions for setting up various types of telecom networks and has executed projects in the field of satellite and microwave radio communication, CDMA mobile networks, optical transport networks and spectrum management solution. The company has also supplied and commissioned end to end cell site infrastructure for various mobile operators in India.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements include: the development and growth of the market for high-capacity wireless communications services in India;  the allocation of radio spectrum in India and the ability of DragonWave’s prospective customers to secure spectrum licenses;  the establishment of contract manufacturing facilities and sources of supply in India;  compliance with Indian regulatory requirements;  competition from direct and indirect competitors; and a lengthy and variable sales cycle.  Other risk factors that may impact these forward-looking statements, including general risks associated with international sales and operations, can be found in DragonWave’s Annual Information Form dated May 6, 2010 and other public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave)Becky.Obbema@interprosepr.com Tel: (408) 778-2024